EXHIBIT 22.1



                               ECKERD CORPORATION
                          SUBSIDIARIES OF THE COMPANY



     At January 29, 1994, Eckerd Corporation, incorporated in the State of Delaware, had nine wholly-owned subsidiaries, which are included in the consolidated financial statements of the Company. The names of the nine subsidiaries have been omitted because these unnamed subsidiaries, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.